UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO
(Rule 14d-100)

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

GOLDCORP INC.

(Name of Subject Company (Issuer))

GLAMIS GOLD LTD.

(Name of Filing Person (Offeror))

Common Shares
(Title of Class of Securities)

38095640
(CUSIP Number of Class of Securities)

Charles A Jeannes, Esq.
Senior Vice President, Administration,
General Counsel and Secretary
Glamis Gold Ltd.
5190 Neil Road, Suite 310, Reno, Nevada 89502
(775) 827-4600
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

with a copy to:

David S. Stone, Esq.
Neal, Gerber & Eisenberg, LLP
2 North LaSalle Street, Suite 2200
Chicago, Illinois 60602
(312) 269-8000

Calculation of Filing Fee

Transaction Valuation (1)	Amount of Filing Fee (2)

$2,856,644,848	$336,228

(1)    Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was determined by multiplying 210,124,667, the number of Goldcorp Inc. common shares outstanding on December 22, 2004, by $13.595, the price of a Goldcorp common share, calculated based on the average of the high and low prices for Goldcorp common shares reported on the New York Stock Exchange on December 8, 2004.

(2)    The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.: Filing party: Date filed:	$336,228 F-10 Glamis Gold Ltd. January 7, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ ☐ ☐ ☐	Third party tender offer subject to Rule 14d-1. Issuer tender offer subject to Rule 13e-4. Going-private transaction subject to Rule 13e-3. Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:           ☐

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on January 7, 2005, relating to the third party tender offer made pursuant to the offer to purchase and circular dated January 7, 2005 (as amended or supplemented from time to time, the “Offer and Circular”) and in the related Letter of Transmittal. Upon the terms and subject to the conditions described in the Offer and Circular and Letter of Transmittal, Glamis Gold Ltd., a British Columbia, Canada, corporation (“Glamis”) is offering to purchase all outstanding common shares of Goldcorp Inc., an Ontario, Canada, corporation (“Goldcorp”), at a purchase price of 0.89 of a Glamis common shares for each outstanding common share of Goldcorp.

     On January 14, 2005, Glamis issued a press release announcing its view that Goldcorp’s engagement of its third investment bank in as many months does not serve the best interests of Goldcorp shareholders. A copy of the press release is attached hereto as Exhibit (a)(5)(viii) and is incorporated herein by reference.

Item 12.      Exhibits.

     (a)(5)(viii)      Press Release dated January 14, 2005.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: January 14, 2005

Glamis Gold, Ltd.
By:	/s/ Charles A. Jeannes
	Name:	Charles A. Jeannes
	Title:	Senior Vice President, Administration, Secretary and General Counsel